UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: August 15, 2012

Commission File Number 001-34153

GLOBAL SHIP LEASE, INC.

(Exact name of Registrant as specified in its Chatter)

c/o Portland House,

Stag Place,

London SWIE 5RS,

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-I

Rule 101 (b)(1).    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101 (b)(7).    Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information Contained in this Form 6-K Report

Attached hereto as Exhibit I is a press release dated August 13, 2012 of Global Ship Lease, Inc. (the “Company”) reporting the Company’s financial results for the second quarter of 2012. Attached hereto as Exhibit II are the Company’s interim unaudited consolidated financial statements for the six month period ended June 30, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.

Date: August 15, 2012	By:	/s/ IAN J. WEBBER
Ian J. Webber
Chief Executive Officer

Exhibit I

Investor and Media Contacts:

The IGB Group

David Burke

646-673-9701

Global Ship Lease Reports Results for the Second Quarter of 2012

LONDON, ENGLAND — August 13, 2012 - Global Ship Lease, Inc. (NYSE:GSL), a containership charter owner, announced today its unaudited results for the three months and six months ended June 30, 2012.

Second Quarter and Year To Date Highlights

- Reported revenue of $39.2 million for the second quarter 2012, up from $38.8 million for the second quarter 2011 due mainly to 11 days offhire less in the second quarter 2012 from fewer drydockings. Revenue for the six months ended June 30, 2012 was $77.6 million compared to $77.9 million for the six months ended June 30, 2011. There were 70 days offhire in first half 2012, of which 60 were for planned drydockings, compared to a total of 35 days offhire in 2011, of which 30 were for drydockings

- Reported net income of $7.5 million for the second quarter 2012, after a $0.9 million non-cash interest rate derivative mark-to-market gain. For the second quarter 2011 the reported net loss was $11.7 million, after a $13.6 million impairment charge relating to the fair value of purchase options on two vessels and a $3.8 million non-cash mark-to-market loss. Normalized net income(1) was $6.6 million for the second quarter 2012 compared to $5.8 million for the second quarter 2011, which excludes the mark-to-market items and the impairment charge in 2011

- For the six months ended June 30, 2012, net income was $15.5 million, after a $3.6 million non-cash mark-to-market gain. The net loss of $0.9 million for the six months ended June 30, 2011 was after $13.6 million impairment charge and a mark-to-market gain of $1.2 million. Normalized net income for the six months ended June 30, 2012 was $11.9 million up on $11.6 million for the six months June 30, 2011

- Generated $26.8 million of EBITDA(1) for the second quarter 2012, up slightly on $25.7 million for the second quarter 2011. EBITDA for the six months ended June 30, 2012 was $52.0 million, the same as for the six months ended June 30, 2011

- Agreed new charters for two 4,113 TEU vessels commencing immediately on expiry of current charters in September 2012 at $9,962 per vessel per day expiring May 23, 2013 plus/minus 22 days at charterer’s option

- Repaid $12.1 million in debt during the second quarter of 2012; repaid $23.9 million in the six months ended June 30, 2012 and $139.3 million since the fourth quarter 2009

Ian Webber, Chief Executive Officer of Global Ship Lease, stated, “For the second quarter of 2012, our fleet of 17 vessels operating on long-term fixed rate charters generated EBITDA of $26.8 million and achieved utilization of 99%, during a challenging economic environment. In addition, our sizeable and stable cash flows enabled us to continue to strengthen our balance sheet at a time in which we have no purchase obligations. We reduced our debt by $12.1 million during the quarter, for a total repayment of $139.3 million since the fourth quarter of 2009.”

Mr. Webber continued, “We have recently signed new time charters with CMA CGM for two of our vessels whose current contracts expire in September. Consistent with our business model of operating our fleet on fixed rate charters, these vessels will be chartered for approximately eight months at a rate of $9,962 per day. With these new agreements, we now have a contracted revenue stream of $1.1 billion with an average remaining term of 7.8 years. Notably, by keeping these ships with CMA CGM, we will not experience any offhire days, incur any costs associated with repositioning these vessels or pay any third party brokerage fees.”

SELECTED FINANCIAL DATA—UNAUDITED

(thousands of U.S. dollars)
	Three months ended June 30,	Three months ended June 30,	Six months ended June 30,	Six months ended June 30,
	2012	2011	2012	2011
Revenue	39,233	38,774	77,583	77,878
Operating Income	16,623	2,102	31,822	18,378
Net Income (Loss)	7,514	(11,693)	15,464	(854)
EBITDA (1)	26,788	25,736	51,956	51,961
Normalised Net Income (1)	6,607	5,754	11,881	11,631

(1)	EBITDA and Normalized net income are non-US Generally Accepted Accounting Principles (US GAAP) measures, as explained further in this press release, and are considered by Global Ship Lease to be useful measures of its performance. Reconciliations of such non-GAAP measures to the interim unaudited financial information are provided in this Earnings Release.

Revenue and Utilization

The 17 vessel fleet generated revenue from fixed rate long-term time charters of $39.2 million in the three months ended June 30, 2012, up $0.4 million on revenue of $38.8 million for the comparative period in 2011 due mainly to 11 days less offhire from one fewer drydocking. During the three months ended June 30, 2012, there were 1,547 ownership days, the same as the comparable period in 2011. The 21 days offhire in the three months ended June 30, 2012, including 12 for planned drydockings, gives a utilization of 98.6%. In the comparable period of 2011, there were 32 days offhire, including 27 for planned drydockings and five unplanned days offhire, for utilization of 97.9%.

For the six months ended June 30, 2012, revenue was $77.6 million, down $0.3 million on revenue of $77.9 million in the comparative period, mainly due to 35 days of additional offhire offset by17 additional ownership days in 2012 due to the leap year.

The table below shows fleet utilization for the three and six months ended June 30, 2012 and 2011 and for the years ended December 31, 2011, 2010 and 2009.

	Three months ended		Six months ended
Days	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011	Dec 31, 2011	Dec 31, 2010	Dec 31, 2009
Ownership days	1,547	1,547	3,094	3,077	6,205	6,205	5,968
Planned offhire – scheduled drydock	(12)	(27)	(60)	(30)	(95)	0	(32)
Unplanned offhire	(9)	(5)	(10)	(5)	(11)	(3)	(42)

Operating days	1,526	1,515	3,024	3,042	6,099	6,202	5,894
Utilization	98.6%	97.9%	97.7%	98.9%	98.3%	99.9%	98.8%

The drydocking of four vessels had been completed by June 30, 2012. Three further drydockings are anticipated before December 31, 2012 for a total of seven vessels to be drydocked in the year. Two drydockings are scheduled for each of 2013 and 2014, and none in 2015.

Vessel Operating Expenses

Vessel operating expenses, which include costs of crew, lubricating oil, spares and insurance, were $11.2 million for the three months ended June 30, 2012. The average cost per ownership day was $7,253 down $161 or 2.2% on $7,414 for the rolling four quarters ended March 31, 2012. Increased spend on repairs, maintenance and supplies have been offset by a benefit during the quarter from exchange rate movements on costs denominated in euros. The second quarter 2012 average daily cost was essentially flat on the comparative period, down $22 or 0.3% from the average daily cost of $7,275 for the second quarter 2011.

For the six months ended June 30, 2012 vessel operating expenses were $22.9 million or an average of $7,394 per day compared to $22.3 million in the comparative period or $7,247 per day. The increase of $147 per day, or 2.0%, is mostly for increased spend on repairs, maintenance and supplies offset by benefits from exchange rate movements on costs denominated in euros.

Depreciation

Depreciation for the three months ended June 30, 2012 was $10.2 million, compared to $10.0 million in the comparative period.

Depreciation for the six months ended June 30, 2012 was $20.1 million, compared to $19.9 million in the comparative period.

General and Administrative Costs

General and administrative costs were $1.3 million in the three months ended June 30, 2012, compared to $1.9 million in the second quarter of 2011 due mainly to lower legal and professional fees.

For the six months ended June 30, 2012, general and administrative costs were $2.9 million compared to $3.8 million for 2011. The reduction is due mainly to lower legal and professional fees.

Impairment Charge – Second Quarter 2011

On November 8, 2010, the Company signed agreements with the sellers of two 4,250 TEU newbuildings to (i) terminate the Company’s obligations under contracts entered into in September 2008 to purchase the vessels on their delivery to the sellers by the builder, which was anticipated to be at the end of 2010 and (ii) grant the Company options to purchase the vessels on the first anniversary of their delivery by the builder to the sellers. Intangible assets totaling $13.6 million relating to these purchase options were recognized at the fair value of the purchase options on the date of the agreement.

The purchase options were to be declared by September 16, 2011 for one vessel and October 4, 2011 for the other, with the purchases to be completed approximately 90 days later. The purchase of these vessels was always predicated on achieving a strong return for shareholders by acquiring the vessels, which had time charters attached, at an attractive price and securing financing on favorable terms. As obtaining committed finance on acceptable terms was going to be challenging, the Company wrote off the intangible assets relating to these purchase options. Subsequently, both purchase options were allowed to expire.

Other Operating Income

Other operating income in the three months ended June 30, 2012 was $0.1 million, the same as in the second quarter of 2011 period.

For the six months ended June 30, 2012, other operating income was $0.2 million, the same as for the comparative period.

EBITDA

As a result of the above, EBITDA was $26.8 million for the three months ended June 30, 2012 up slightly from $25.7 million for the three months ended June 30, 2011.

EBITDA for the six months ended June 30, 2012 was $52.0 million, the same as in 2011.

Interest Expense

Interest expense, excluding the effect of interest rate derivatives which do not qualify for hedge accounting, for the three months ended June 30, 2012 was $5.3 million. The Company’s borrowings under its credit facility averaged $471.8 million during the three months ended June 30, 2012. There were $48.0 million preferred shares throughout the period giving total average borrowings through the three months ended June 30, 2012 of $519.8 million. Interest expense in the comparative period in 2011 was $5.1 million on average borrowings, including the preferred shares, of $567.0 million.

For the six months ended June 30, 2012, interest expense, excluding the effect of interest rate derivatives which do not qualify for hedge accounting, was $10.8 million. The Company’s borrowings under its credit facility and including the $48.0 million preferred shares, averaged $525.7 million during the six months ended June 30, 2012. Interest expense for the six months ended June 30, 2011 was $10.7 million based on average borrowings in that period, including the preferred shares, of $573.8 million.

Interest income for the three and six months ended June 30, 2012 and 2011 was not material.

Change in Fair Value of Financial Instruments

The Company hedges its interest rate exposure by entering into derivatives that swap floating rate debt for fixed rate debt to provide long-term stability and predictability to cash flows. As these hedges do not qualify for hedge accounting under US GAAP, the outstanding hedges are marked to market at each period end with any change in the fair value being booked to the income and expenditure account. The Company’s derivative hedging instruments gave a realized loss of $4.6 million in the three months ended June 30, 2012 for settlements of swaps in the period, as current LIBOR rates are lower than the average fixed rates. Further, there was a $0.9 million unrealized gain for revaluation of the balance sheet position given current LIBOR and movements in the forward curve for interest rates. This compares to a realized loss of $4.9 million and an unrealized loss of $3.8 million in the three months ended June 30, 2011.

For the six months ended June 30, 2012, the realized loss from hedges was $9.1 million and the unrealized gain was $3.6 million. This compares to a realized loss of $9.7 million and an unrealized gain of $1.2 million in the six months ended June 30, 2011.

At June 30, 2012, interest rate derivatives totaled $580.0 million against floating rate debt of $507.8 million, including the preferred shares. As a consequence, the Company is over hedged which arises from accelerated amortization of the credit facility debt and not incurring additional floating rate debt anticipated to be drawn in connection with the originally intended purchases of the two 4,250 TEU vessels at the end of 2011. $253.0 million of the interest rate derivatives at a fixed rate of 3.40% expire mid March 2013. The total mark-to-market unrealized loss recognized as a liability on the balance sheet at June 30, 2012 was $41.7 million.

Unrealized mark-to-market adjustments have no impact on operating performance or cash generation in the period reported.

Taxation

Taxation for the three months ended June 30, 2012 was $0.1 million, the same as in the second quarter of 2011.

Taxation for the six months ended June 30, 2012 was $0.1 million the same as in 2011.

Net Income/Loss

Net income for the three months ended June 30, 2012 was $7.5 million after $0.9 million non-cash interest rate derivative mark-to-market gain. For the three months ended June 30, 2011 net loss was $11.7 million, after $13.6 million non-cash impairment charge and $3.8 million non-cash interest rate derivative mark-to-market loss. Normalized net income was $6.6 million for the three months ended June 30, 2012 and $5.8 million for the three months ended June 30, 2011, which excludes the effect of the non-cash interest rate derivative mark-to-market gains and losses and the impairment charge.

Net income was $15.5 million for the six months ended June 30, 2012 after a $3.6 million non-cash interest rate derivative mark-to-market gain. For the six months ended June 30, 2011, net loss was $0.9 million after the $13.6 million non-cash impairment charge and a $1.2 million non-cash interest rate derivative mark-to-market gain. Normalized net income was $11.9 million for the six months ended June 30, 2012 and $11.6 million for the six months ended June 30, 2011.

Credit Facility

The container shipping industry is currently experiencing a significant cyclical downturn. As a consequence, there has been a decline in charter free market values of containerships commencing July 2011. While the Company’s stable business model largely insulates it from volatility in the freight and charter markets, a covenant in the credit facility with respect to the Leverage Ratio, which is the ratio of outstanding drawings under the credit facility and the aggregate charter free market value of the secured vessels, causes the Company to be sensitive to significant declines in vessel values. Under the terms of the credit facility, the Leverage Ratio cannot exceed 75%. The Leverage Ratio has little impact on the Company’s operating performance as cash flows are largely predictable under its business model.

In anticipation of the scheduled test of the Leverage Ratio as at November 30, 2011 when the Company expected that the Leverage Ratio would be between 75% and 90%, the Company agreed with its lenders to waive the requirement to perform the Leverage Ratio test until November 30, 2012. Under the terms of the waiver, the fixed interest margin to be paid over LIBOR increased to 3.50%, prepayments became based on cash flow rather than a fixed amount of $10 million per quarter, and dividends on common shares cannot be paid.

In the three months ended June 30, 2012 a total of $12.1 million of debt was prepaid leaving a balance outstanding of $459.8 million. In the six months ended June 30, 2012 a total of $23.9 million of debt was prepaid.

Dividend

Under the terms of the waiver of the requirement to perform the Leverage Ratio test, Global Ship Lease is not currently able to pay a dividend on common shares.

Fleet

The following table provides information, as at June 30, 2012, about the on-the-water fleet of 17 vessels chartered to CMA CGM.

Vessel Name	Capacity in TEUs (1)	Year Built	Purchase by GSL	Remaining Charter Term (2) (years)	Earliest Charter Expiry Date		Daily Charter Rate $
Ville d’Orion	4,113	1997	Dec 2007	0.5	Sept 21, 2012	(3)	28,500
Ville d’Aquarius	4,113	1996	Dec 2007	0.5	Sept 20, 2012	(3)	28,500
CMA CGM Matisse	2,262	1999	Dec 2007	4.5	Sept 21, 2016		18,465
CMA CGM Utrillo	2,262	1999	Dec 2007	4.4	Sept 11, 2016		18,465
Delmas Keta	2,207	2003	Dec 2007	5.5	Sept 20, 2017		18,465
Julie Delmas	2,207	2002	Dec 2007	5.4	Sept 11, 2017		18,465
Kumasi	2,207	2002	Dec 2007	5.5	Sept 21, 2017		18,465
Marie Delmas	2,207	2002	Dec 2007	5.4	Sept 14, 2017		18,465
CMA CGM La Tour	2,272	2001	Dec 2007	4.5	Sept 20, 2016		18,465
CMA CGM Manet	2,272	2001	Dec 2007	4.4	Sept 7, 2016		18,465
CMA CGM Alcazar	5,089	2007	Jan 2008	8.5	Oct 18, 2020		33,750
CMA CGM Château d’If	5,089	2007	Jan 2008	8.5	Oct 11, 2020		33,750
CMA CGM Thalassa	11,040	2008	Dec 2008	13.5	Oct 1, 2025		47,200
CMA CGM Jamaica	4,298	2006	Dec 2008	10.5	Sept 17, 2022		25,350
CMA CGM Sambhar	4,045	2006	Dec 2008	10.5	Sept 16, 2022		25,350
CMA CGM America	4,045	2006	Dec 2008	10.5	Sept 19, 2022		25,350
CMA CGM Berlioz	6,621	2011	Aug 2009	9.2	May 28, 2021		34,000

(1)	Twenty-foot Equivalent Units.
(2)	As at June 30, 2012. Plus or minus 90 days at charterer’s option.
(3)	Notices of redelivery terminating the charters at these dates have been received.

New charters have been entered into for Ville d’Aquarius and Ville d’Orion, to come into effect at the expiry of the current charters on September 20, 2012 and September 21, 2012 respectively. The new charters expire May 23, 2013 plus or minus 22 days at charterer’s option and are at a rate of $9,962 per vessel per day.

Conference Call and Webcast

Global Ship Lease will hold a conference call to discuss the Company’s results for the three months ended June 30, 2012 today, Monday, August 13, 2012 at 10:30 a.m. Eastern Time. There are two ways to access the conference call:

(1) Dial-in: : (866) 966-9439 or (631) 510-7498; Passcode: 13434945

Please dial in at least 10 minutes prior to 10:30 a.m. Eastern Time to ensure a prompt start to the call.

(2) Live Internet webcast and slide presentation: http://www.globalshiplease.com

If you are unable to participate at this time, a replay of the call will be available through Monday, August 27, 2012 at (866) 247-4222 or (631) 510-7499. Enter the code 13434945 to access the audio replay. The webcast will also be archived on the Company’s website: http://www.globalshiplease.com.

Annual Report on Form 20F

Global Ship Lease, Inc has filed its Annual Report for 2011 with the Securities and Exchange Commission. A copy of the report can be found under the Investor Relations section (Annual Reports) of the Company’s website at http://www.globalshiplease.com. Shareholders may request a hard copy of the audited financial statements free of charge by contacting the Company at info@globalshiplease.com or by writing to Global Ship Lease, Inc, care of Global Ship Lease Services Limited, Portland House, Stag Place, London SW1E 5RS or by telephoning +44 (0) 207 869 8806.

About Global Ship Lease

Global Ship Lease is a containership charter owner. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under long-term, fixed rate charters to top tier container liner companies.

Global Ship Lease owns 17 vessels with a total capacity of 66,349 TEU with an average age, weighted by TEU capacity, at June 30, 2012 of 8.3 years. All of the current vessels are fixed on long-term charters to CMA CGM with an average remaining term of 6.6 years, or 7.8 years on a weighted basis.

Reconciliation of Non-U.S. GAAP Financial Measures

A. EBITDA

EBITDA represents Net income (loss) before interest income and expense including amortization of deferred finance costs, realized and unrealized gain (loss) on derivatives, income taxes, depreciation, amortization and impairment charges. EBITDA is a non-US GAAP quantitative measure used to assist in the assessment of the Company’s ability to generate cash from its operations. We believe that the presentation of EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. EBITDA is not defined in US GAAP and should not be considered to be an alternate to Net income (loss) or any other financial metric required by such accounting principles.

EBITDA—UNAUDITED

(thousands of U.S. dollars)
	Three months ended June 30, 2012	Three months ended June 30, 2011	Six Months Ended June 30, 2012	Six months ended June 30, 2011
Net income (loss)	7,514	(11,693)	15,464	(854)
Adjust: Depreciation	10,165	9,989	20,134	19,938
Impairment charge	—	13,645	—	13,645
Interest income	(21)	(10)	(44)	(23)
Interest expense	5,349	5,058	10,815	10,668
Realized loss on interest rate derivatives	4,610	4,869	9,102	9,652
Unrealized (gain) loss on interest rate derivatives	(907)	3,802	(3,583)	(1,160)
Income tax	78	76	68	95

EBITDA	26,788	25,736	51,956	51,961

B. Normalized net income

Normalized net income represents Net income (loss) adjusted for the unrealized gain (loss) on derivatives, the accelerated write off of a portion of deferred financing costs and impairment charges. Normalized net income is a non-GAAP quantitative measure which we believe will assist investors and analysts who often adjust reported net income for non-operating items such as change in fair value of derivatives to eliminate the effect of non cash non-operating items that do not affect operating performance or cash generated. Normalized net income is not defined in US GAAP and should not be considered to be an alternate to Net income (loss) or any other financial metric required by such accounting principles.

NORMALIZED NET INCOME—UNAUDITED

(thousands of U.S. dollars)
	Three months ended June 30, 2012	Three months ended June 30, 2011	Six months ended June 30, 2012	Six months ended June 30, 2011
Net income (loss)	7,514	(11,693)	15,464	(854)
Adjust: Change in value of derivatives	(907)	3,802	(3,583)	(1,160)
Impairment charge	—	13,645	—	13,645

Normalized net income	6,607	5,754	11,881	11,631

Safe Harbor Statement

This communication contains forward-looking statements. Forward-looking statements provide Global Ship Lease’s current expectations or forecasts of future events. Forward-looking statements include statements about Global Ship Lease’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,”

“estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and Global Ship Lease cannot assure you that these projections included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors.

The risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	expectations regarding the future growth of the container shipping industry, including the rates of annual demand and supply growth;

•	the financial condition of CMA CGM, our sole charterer and only source of operating revenue, and its ability to pay charterhire in accordance with the charters;

•

Global Ship Lease’s financial condition and liquidity, including its ability to obtain additional waivers which might be necessary under the existing credit facility or obtain additional financing to fund capital expenditures, vessel acquisitions and other general corporate purposes;

•	Global Ship Lease’s ability to meet its financial covenants and repay its credit facility;

•

Global Ship Lease’s expectations relating to dividend payments and forecasts of its ability to make such payments including the availability of cash and the impact of constraints under its credit facility;

•	future acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking and survey requirements and insurance costs;

•	general market conditions and shipping industry trends, including charter rates and factors affecting supply and demand;

•	assumptions regarding interest rates and inflation;

•	changes in the rate of growth of global and various regional economies;

•	risks incidental to vessel operation, including piracy, discharge of pollutants and vessel accidents and damage including total or constructive total loss;

•	estimated future capital expenditures needed to preserve its capital base;

•	Global Ship Lease’s expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of its ships;

•	Global Ship Lease’s continued ability to enter into or renew long-term, fixed-rate charters;

•	the continued performance of existing long-term, fixed-rate time charters;

•	Global Ship Lease’s ability to capitalize on its management’s and board of directors’ relationships and reputations in the containership industry to its advantage;

•	changes in governmental and classification societies’ rules and regulations or actions taken by regulatory authorities;

•	expectations about the availability of insurance on commercially reasonable terms;

•	unanticipated changes in laws and regulations including taxation;

•	potential liability from future litigation.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Global Ship Lease’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in Global Ship Lease’s filings with the SEC. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Global Ship Lease undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Global Ship Lease describes in the reports it will file from time to time with the SEC after the date of this communication.

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Income

(Expressed in thousands of U.S. dollars except share data)

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Operating Revenues
Time charter revenue	$39,233	$38,774	$77,583	$77,878

Operating Expenses
Vessel operating expenses	11,220	11,254	22,877	22,297
Depreciation	10,165	9,989	20,134	19,938
General and administrative	1,316	1,876	2,908	3,818
Impairment charge	—	13,645	—	13,645
Other operating income	(91)	(92)	(158)	(198)

Total operating expenses	22,610	36,672	45,761	59,500

Operating Income	16,623	2,102	31,822	18,378
Non Operating Income (Expense)
Interest income	21	10	44	23
Interest expense	(5,349)	(5,058)	(10,815)	(10,668)
Realized loss on interest rate derivatives	(4,610)	(4,869)	(9,102)	(9,652)
Unrealized gain (loss) on interest rate derivatives	907	(3,802)	3,583	1,160

Income (Loss) before Income Taxes	7,592	(11,617)	15,532	(759)
Income tax credit (charge)	(78)	(76)	(68)	(95)

Net Income (Loss)	$7,514	$(11,693)	$15,464	$(854)

Earnings per Share
Weighted average number of Class A common shares outstanding
Basic	47,481,864	47,188,978	47,481,667	47,187,685
Diluted	47,599,759	47,188,978	47,537,241	47,187,685
Net income in $ per Class A common share
Basic	$0.16	$(0.25)	$0.33	$(0.02)
Diluted	$0.16	$(0.25)	$0.33	$(0.02)
Weighted average number of Class B common shares outstanding
Basic and diluted	7,405,956	7,405,956	7,405,956	7,405,956
Net income in $ per Class B common share
Basic and diluted	$0.00	$0.00	$0.00	$0.00

Global Ship Lease, Inc.

Interim Unaudited Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

	June 30, 2012	December 31, 2011
Assets
Cash and cash equivalents	$32,461	$25,814
Restricted cash	3,027	3,027
Accounts receivable	13,759	13,911
Prepaid expenses	514	726
Other receivables	755	839
Deferred tax	—	19
Deferred financing costs	1,141	1,168

Total current assets	51,657	45,504

Vessels in operation	874,477	890,249
Other fixed assets	42	54
Intangible assets – other	83	92
Deferred tax	—	10
Deferred financing costs	3,040	3,626

Total non-current assets	877,642	894,031

Total Assets	$929,299	$939,535

Liabilities and Stockholders’ Equity
Liabilities
Current portion of long term debt	$47,000	$46,000
Intangible liability – charter agreements	2,119	2,119
Accounts payable	3,932	1,286
Accrued expenses	4,850	4,953
Derivative instruments	15,888	15,920

Total current liabilities	73,789	70,278

Long term debt	412,756	437,612
Preferred shares	48,000	48,000
Intangible liability – charter agreements	18,992	20,050
Deferred tax liability	6	—
Derivative instruments	25,845	29,395

Total long-term liabilities	505,599	535,057

Total Liabilities	$579,388	$605,335

Stockholders’ Equity
Class A Common stock – authorized 214,000,000 shares with a $0.01 par value; 47,481,864 shares issued and outstanding (2011 – 47,463,978)	$475	$475
Class B Common stock – authorized 20,000,000 shares with a $0.01 par value; 7,405,956 shares issued and outstanding (2011 – 7,405,956)	74	74
Additional paid in capital	352,103	351,856
Accumulated deficit	(2,741)	(18,205)

Total Stockholders’ Equity	349,911	334,200

Total Liabilities and Stockholders’ Equity	$929,299	$939,535

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Cash Flows from Operating Activities
Net income (loss)	$7,514	$(11,693)	$15,464	$(854)
Adjustments to Reconcile Net income (loss) to Net Cash Provided by Operating Activities
Depreciation	10,165	9,989	20,134	19,938
Impairment charge	—	13,645	—	13,645
Amortization of deferred financing costs	299	262	613	531
Change in fair value of certain derivative instruments	(907)	3,802	(3,583)	(1,160)
Amortization of intangible liability	(530)	(530)	(1,059)	(1,059)
Settlements of hedges which do not qualify for hedge accounting	4,610	4,869	9,102	9,652
Share based compensation	134	175	247	311
Decrease (increase) in other receivables and other assets	993	(25)	495	(340)
(Decrease) increase in accounts payable and other liabilities	(873)	(1,302)	2,121	(1,840)
Unrealized foreign exchange (gain) loss	(7)	2	8	11

Net Cash Provided by Operating Activities	21,398	19,194	43,542	38,835

Cash Flows from Investing Activities
Settlements of hedges which do not qualify for hedge accounting	(4,610)	(4,869)	(9,102)	(9,652)
Cash paid to acquire intangible assets	—	(66)	—	(92)
Costs relating to drydockings	(2,402)	(487)	(3,938)	(1,324)

Net Cash Used in Investing Activities	(7,012)	(5,422)	(13,040)	(11,068)

Cash Flows from Financing Activities
Repayments of debt	(12,069)	(10,000)	(23,855)	(23,816)

Net Cash Used in Financing Activities	(12,069)	(10,000)	(23,855)	(23,816)

Net increase in Cash and Cash Equivalents	2,317	3,772	6,647	3,951
Cash and Cash Equivalents at start of Period	30,144	28,539	25,814	28,360

Cash and Cash Equivalents at end of Period	$32,461	$32,311	$32,461	$32,311

Supplemental information
Non cash investing and financing activities
Total interest paid	$5,146	$6,492	$10,401	$11,866
Income tax paid	$10	$61	$26	$87

Exhibit II

GLOBAL SHIP LEASE, INC.

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2012

Global Ship Lease, Inc.

Interim Unaudited Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

		June 30, 2012	December 31, 2011
	Note
Assets
Cash and cash equivalents		$32,461	$25,814
Restricted cash	9	3,027	3,027
Accounts receivable		13,759	13,911
Prepaid expenses		514	726
Other receivables		755	839
Deferred tax		—	19
Deferred financing costs		1,141	1,168

Total current assets		51,657	45,504

Vessels in operation	4	874,477	890,249
Other fixed assets		42	54
Intangible assets – other	5	83	92
Deferred tax		—	10
Deferred financing costs		3,040	3,626

Total non-current assets		877,642	894,031

Total Assets		$929,299	$939,535

Liabilities and Stockholders’ Equity
Liabilities
Current portion of long term debt	6	$47,000	$46,000
Intangible liability – charter agreements		2,119	2,119
Accounts payable		3,932	1,286
Accrued expenses		4,850	4,953
Derivative instruments	10	15,888	15,920

Total current liabilities		73,789	70,278

Long term debt	6	412,756	437,612
Preferred shares	9	48,000	48,000
Intangible liability – charter agreements		18,992	20,050
Deferred tax liability		6	—
Derivative instruments	10	25,845	29,395

Total long-term liabilities		505,599	535,057

Total Liabilities		$579,388	$605,335

Commitments and contingencies	8	—	—

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Balance Sheets (continued)

(Expressed in thousands of U.S. dollars except share data)

		June 30, 2012	December 31, 2011
	Note
Stockholders’ Equity
Class A Common stock – authorized 214,000,000 shares with a $0.01 par value; 47,481,864 shares issued and outstanding (2011 – 47,463,978)	9	$475	$475
Class B Common stock – authorized 20,000,000 shares with a $0.01 par value; 7,405,956 shares issued and outstanding (2011 – 7,405,956)	9	74	74
Additional paid in capital		352,103	351,856
Accumulated deficit		(2,741)	(18,205)

Total Stockholders’ Equity		349,911	334,200

Total Liabilities and Stockholders’ Equity		$929,299	$939,535

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Income

(Expressed in thousands of U.S. dollars except share data)

		Three months ended June 30,		Six months ended June 30,
		2012	2011	2012	2011
	Note
Operating Revenues
Time charter revenue		$39,233	$38,774	$77,583	$77,878

Operating Expenses
Vessel operating expenses		11,220	11,254	22,877	22,297
Depreciation	4	10,165	9,989	20,134	19,938
General and administrative		1,316	1,876	2,908	3,818
Impairment charge		—	13,645	—	13,645
Other operating income		(91)	(92)	(158)	(198)

Total operating expenses		22,610	36,672	45,761	59,500

Operating Income		16,623	2,102	31,822	18,378
Non Operating Income (Expense)
Interest income		21	10	44	23
Interest expense		(5,349)	(5,058)	(10,815)	(10,668)
Realized loss on interest rate derivatives		(4,610)	(4,869)	(9,102)	(9,652)
Unrealized gain (loss) on interest rate derivatives	10	907	(3,802)	3,583	1,160

Income (Loss) before Income Taxes		7,592	(11,617)	15,532	(759)
Income tax		(78)	(76)	(68)	(95)

Net Income (Loss)		$7,514	$(11,693)	$15,464	$(854)

Earnings per Share
Weighted average number of Class A common shares outstanding
Basic	12	47,481,864	47,188,978	47,481,667	47,187,685
Diluted	12	47,599,759	47,188,978	47,537,241	47,187,685
Net income in $ per Class A common share
Basic	12	$0.16	$(0.25)	$0.33	$(0.02)
Diluted	12	$0.16	$(0.25)	$0.33	$(0.02)
Weighted average number of Class B common shares outstanding
Basic and diluted		7,405,956	7,405,956	7,405,956	7,405,956
Net income in $ per Class B common share
Basic and diluted	12	$0.00	$0.00	$0.00	$0.00

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

		Three months ended June 30,		Six months ended June 30,
		2012	2011	2012	2011
	Note
Cash Flows from Operating Activities
Net income (loss)		$7,514	$(11,693)	$15,464	$(854)
Adjustments to Reconcile Net income (loss) to Net Cash Provided by Operating Activities
Depreciation	4	10,165	9,989	20,134	19,938
Impairment charge		—	13,645	—	13,645
Amortization of deferred financing costs		299	262	613	531
Change in fair value of certain derivative instruments	10	(907)	3,802	(3,583)	(1,160)
Amortization of intangible liability		(530)	(530)	(1,059)	(1,059)
Settlements of hedges which do not qualify for hedge accounting	10	4,610	4,869	9,102	9,652
Share based compensation	11	134	175	247	311
Decrease (increase) in other receivables and other assets		993	(25)	495	(340)
(Decrease) increase in accounts payable and other liabilities		(873)	(1,302)	2,121	(1,840)
Unrealized foreign exchange (gain) loss		(7)	2	8	11

Net Cash Provided by Operating Activities		21,398	19,194	43,542	38,835

Cash Flows from Investing Activities
Settlements of hedges which do not qualify for hedge accounting	10	(4,610)	(4,869)	(9,102)	(9,652)
Cash paid to acquire intangible assets		—	(66)	—	(92)
Costs relating to drydockings		(2,402)	(487)	(3,938)	(1,324)

Net Cash Used in Investing Activities		(7,012)	(5,422)	(13,040)	(11,068)

Cash Flows from Financing Activities
Repayments of debt		(12,069)	(10,000)	(23,855)	(23,816)

Net Cash Used in Financing Activities		(12,069)	(10,000)	(23,855)	(23,816)

Net increase in Cash and Cash Equivalents		2,317	3,772	6,647	3,951
Cash and Cash Equivalents at start of Period		30,144	28,539	25,814	28,360

Cash and Cash Equivalents at end of Period		$32,461	$32,311	$32,461	$32,311

Supplemental information
Non cash investing and financing activities
Total interest paid		$5,146	$6,492	$10,401	$11,866
Income tax paid		$10	$61	$26	$87

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Changes in Stockholders’ Equity

(Expressed in thousands of U.S. dollars except share data)

	Number of Common Stock at $0.01 Par value	Common Stock	Additional Paid in Capital	Accumulated Deficit	Stockholders’ Equity
Balance at December 31, 2010	54,536,423	$545	$351,295	$(27,276)	$324,564
Restricted Stock Units (note 11)	—	—	565	—	565
Class A Shares issued (note 9)	333,511	4	(4)	—	—
Net income for the period	—	—	—	9,071	9,071

Balance at December 31, 2011	54,869,934	$549	$351,856	$(18,205)	$334,200
Restricted Stock Units (note 11)	—	—	247	—	247
Class A Shares issued (note 9)	17,886	—	—	—	—
Net income for the period	—	—	—	15,464	15,464

Balance at June 30, 2012	54,887,820	$549	$352,103	$(2,741)	$349,911

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements

(Expressed in thousands of U.S. dollars)

1.	General

On August 14, 2008, Global Ship Lease, Inc. (the “Company” or “GSL”) merged indirectly with Marathon Acquisition Corp. (“Marathon”), a company then listed on The American Stock Exchange. Following the merger, the Company became listed on the New York Stock Exchange on August 15, 2008.

2.	Nature of Operations and Basis of Preparation

(a) Nature of Operations

The Company owns and charters out containerships under long term time charters. All vessels are time chartered to CMA CGM S.A. (“CMA CGM”) for remaining terms as at June 30, 2012 ranging from 0.50 to 13.50 years (see note 7).

The following table provides information about the 17 vessels chartered to CMA CGM and which are reflected in these interim unaudited consolidated financial statements:

Vessel Name	Capacity in TEUs (1)	Year Built	Purchase Date by GSL(2)	Charter Remaining Duration (years) (3)	Daily Charter Rate
Ville d’Orion (4)	4,113	1997	December 2007	0.50	$28.500
Ville d’Aquarius (5)	4,113	1996	December 2007	0.50	$28.500
CMA CGM Matisse	2,262	1999	December 2007	4.50	$18.465
CMA CGM Utrillo	2,262	1999	December 2007	4.50	$18.465
Delmas Keta	2,207	2003	December 2007	5.50	$18.465
Julie Delmas	2,207	2002	December 2007	5.50	$18.465
Kumasi	2,207	2002	December 2007	5.50	$18.465
Marie Delmas	2,207	2002	December 2007	5.50	$18.465
CMA CGM La Tour	2,272	2001	December 2007	4.50	$18.465
CMA CGM Manet	2,272	2001	December 2007	4.50	$18.465
CMA CGM Alcazar	5,089	2007	January 2008	8.50	$33.750
CMA CGM Château d’lf	5,089	2007	January 2008	8.50	$33.750
CMA CGM Thalassa	11,040	2008	December 2008	13.50	$47.200
CMA CGM Jamaica	4,298	2006	December 2008	10.50	$25.350
CMA CGM Sambhar	4,045	2006	December 2008	10.50	$25.350
CMA CGM America	4,045	2006	December 2008	10.50	$25.350
CMA CGM Berlioz	6,621	2001	August 2009	9.25	$34.000

(1)	Twenty-foot Equivalent Units.
(2)	Purchase dates of vessels related to the Company’s time charter business.
(3)	As at June 30, 2012. Plus or minus 90 days at charterer’s option.
(4)	Notice of redelivery on September 21, 2012 was received in July 2012. A new charter has been entered into commencing on redelivery and expiring May 23, 2013 plus or minus 22 days at charterer’s option at a rate of $9.962 per day (see note 13).
(5)	Notice of redelivery on September 20, 2012 was received in July 2012. A new charter has been entered into commencing on redelivery and expiring May 23, 2013 plus or minus 22 days at charterer’s option at a rate of $9.962 per day (see note 13).

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

2.	Nature of Operations and Basis of Preparation (continued)

(b) Basis of Preparation

(i)	Counterparty risk

All of the Company’s vessels are chartered to CMA CGM and payments to the Company under the charters are currently its sole source of operating revenue. The Company is consequently highly dependent on the performance by CMA CGM of its obligations under the charters. The container shipping industry is volatile and is currently experiencing a cyclical downturn and many container shipping companies are reporting losses.

CMA CGM is discussing with its lenders the rescheduling of certain repayments and the adjustment of certain covenants to take account of the cyclical nature of the container shipping industry.

Nevertheless, if CMA CGM ceases doing business or fails to perform its obligations under the charters, the Company’s business, financial position and results of operations would be materially adversely affected as it is probable that, even if the Company was able to find replacement charters, such replacement charters would be at significantly lower daily rates and shorter durations. If such events occur, there would be significant uncertainty about the Company’s ability to continue as a going concern.

The Company has experienced continued delays in receiving charterhire from CMA CGM, where between one and three instalments have been outstanding. Under the charter contracts charterhire is due to be paid every 15 days in advance on the 1st and 16th of each month. As at June 30, 2012, two periods of charterhire, due on June 1 and June 16, 2012, were outstanding amounting to $12,884. This was received in July 2012. As at close of business on August 10, 2012, one period of charterhire, due on August 1, 2012 and totalling $6,442 was outstanding.

These consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, nor to the amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

(ii)	Credit facility

A further consequence of the current cyclical downturn is that there have been declines in charter free market values of containerships. Under the terms of the Company’s credit facility, the Leverage Ratio, being the ratio of outstanding drawings under the credit facility and the aggregate charter free market value of the secured vessels which are under charter, cannot exceed 75%. On November 30, 2011, due to the declines in market values, the Company agreed with its lenders a waiver of the requirement to perform the Leverage Ratio test until November 30, 2012. Should there not be a significant improvement in charter free market values, a further waiver or other relief is likely to be required in respect of the test as at November 30, 2012.

If relief in respect of the test due as at November 30, 2012 is required and is not obtained and the Leverage Ratio is above 75%, the lenders may declare an event of default and accelerate some or all of the debt or require the Company to provide additional security which would raise substantial doubt about the Company’s ability to continue as a going concern. The Company was compliant with all of its financial covenants at June 30, 2012 and at the date of issuance of these financial statements.

As a result of the waiver, the relevant debt is classified as non-current in the consolidated balance sheet and the consolidated financial statements have been prepared assuming that the Company will continue as a going concern. Accordingly, the consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities, or any other adjustments that might result should the Company be unable to continue as a going concern.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

3.	Accounting Policies and Disclosure

The accompanying financial information is unaudited and reflects all adjustments, consisting solely of normal recurring adjustments, which, in the opinion of management, are necessary for a fair statement of financial position and results of operations for the interim periods presented. The financial information does not include all disclosures required under United States Generally Accepted Accounting Principles (“US GAAP”) for annual financial statements. These interim unaudited consolidated financial statements should be read in conjunction with the Company’s financial statements as of December 31, 2011 filed with the Securities and Exchange Commission on April 13, 2012 in the Company’s Annual Report on Form 20-F.

Impairment Testing

The decline in charter free vessel values referred to in note 2(b)(ii) was seen as an indicator of potential impairment of the carrying value of the Company’s vessels. Accordingly, an impairment test, based on expected undiscounted cash flows by vessel, was performed as at December 31, 2011. There have been no additional significant indicators of impairment noted by management since the test performed as at December 31, 2011.

The assumptions used involve a considerable degree of estimation. Actual conditions may differ significantly from the assumptions and thus actual cash flows may be significantly different to those expected with a material effect on the recoverability of each vessel’s carrying amount. The most significant assumptions made for the determination of expected cash flows are (i) charter rates on expiry of existing charters, which are based on a reversion to the historical mean for each category of vessel, adjusted to reflect current and expected market conditions (ii) off-hire days, which are based on actual off-hire statistics for the Company’s fleet (iii) operating costs, based on current levels escalated over time based on long term trends (iv) dry docking frequency, duration and cost and (v) estimated useful life which is assessed as a total of 30 years. In the case of an indication of impairment, the results of a recoverability test would also be sensitive to the discount rate applied.

Based on the assumptions made, the expected undiscounted future cash flows exceeded the vessels’ carrying amounts as of December 31, 2011 and accordingly no impairment was recognised.

Recently issued accounting standards

There have been no applicable accounting standards issued since December 31, 2011.

Management do not believe that any recently issued, but not yet effective accounting pronouncements, if currently adopted, would have a material impact on the interim unaudited consolidated financial statements of the Company.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

4.	Vessels in Operation, less Accumulated Depreciation

	June 30, 2012	December 31, 2011
Cost	$1,014,387	$1,012,051
Accumulated depreciation	(139,911)	(122,325)
Drydock expenditure – in progress	1	523

Net book value	$874,477	$890,249

5.	Intangible Assets

	June 30, 2012	December 31, 2011
Opening balance – vessel purchase options and software development	$92	$13,671
Impairment – vessel purchase options	—	(13,645)
Additions – software development	—	71
Depreciation – software development	(9)	(5)

Closing balance	$83	$92

Vessel Purchase Options

On November 8, 2010, the Company signed agreements with the sellers of two 4,250 TEU newbuildings to terminate the purchase obligations under contracts entered into in September 2008 and grant the Company options to purchase the vessels one year later. Intangible assets relating to these purchase options were recognised at the fair value of the purchase options on the date of the agreement.

The purchase options were to be declared by September 16, 2011 for one vessel and October 4, 2011 for the other. The purchase of these vessels was always predicated on achieving a strong return for shareholders by acquiring the vessels, which had time charters attached, at an attractive price and securing financing on favorable terms. As the Company was unable to obtain committed finance on acceptable terms, the intangible assets relating to these purchase options were written off in the second quarter 2011. The purchase options have lapsed.

6.	Long-Term Debt

In December 2007 the Company entered into an $800,000 senior secured credit facility with ABN AMRO Bank N.V. (formerly Fortis Bank Nederland N.V.), Citigroup Global Markets Limited (formerly Citibank), HSH Nordbank AG, Sumitomo Mitsui Banking Corporation, KFW Ipex Bank GmbH and DnB NOR Bank ASA. Subsequently, Bank of Scotland plc joined the syndicate.

Amounts borrowed under the credit facility bear interest at U.S. dollar Libor plus a margin of 2.50%, 3.00% or 3.50% depending on the Leverage Ratio (being the ratio of the balance outstanding on the credit facility to the aggregate charter free market value of the secured vessels), determined at the end of April, May, August and November each year with updated valuations to be obtained for the tests at the end of April and November.

The Leverage Ratio is not permitted to exceed 75%.

Further to an amendment to the credit facility agreed in August 2009, between June 30, 2010 and April 30, 2011, borrowings under the credit facility were repaid quarterly in an amount equal to free cash in excess of $20,000 determined as at the previous month end subject to a minimum of $40,000 repayment a year on a rolling 12 month trailing basis. On this basis, a repayment of $13,816 was made on March 31, 2011.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

6.	Long-Term Debt (continued)

At April 30, 2011 the Leverage Ratio was less than 75% and greater than 65%. Accordingly, from that date (i) interest margin paid on borrowings was 3.00% (ii) prepayments of borrowings were fixed at $10,000 per quarter, and (iii) the Company was able to make dividend payments to common shareholders. On this basis, further repayments of $10,000 were made on both June 30, 2011 and September 30, 2011.

Due to the downturn after April 2011 in charter free market values of containerships, on November 30, 2011 the Company obtained a waiver from its lenders of the requirement to perform the Leverage Ratio test until November 30, 2012. Accordingly from November 30, 2011 (i) the interest margin on borrowings reverted to 3.50% (ii) prepayments of borrowings are being made quarterly in an amount equal to free cash in excess of $20,000 determined as at the previous month end subject to a minimum of $40,000 repayment a year on a rolling 12 month trailing basis, and (iii) the Company is unable to make dividend payments to common shareholders. On this basis, repayments were made of $15,341 on December 30, 2011, $11,788 on March 30, 2012 and $12,068 on June 29, 2012.

The next Leverage Ratio test is scheduled for November 30, 2012.

The final maturity date of the credit facility is August 14, 2016 at which point any remaining outstanding balance must be repaid.

The credit facility is secured by, inter alia, first priority mortgages on each of the Company’s 17 vessels, a pledge of shares of the vessel owning subsidiaries as well as assignments of earnings and insurances. The financial covenants in the credit facility are: a) a minimum cash balance of the lower of $15,000 or six months net interest expense; b) net debt to total capitalization ratio not to exceed 75%; c) EBITDA to debt service, on a trailing four-quarter basis, to be no less than 1.10 to 1; and d) a minimum net worth of $200,000 (with all terms as defined in the credit facility).

Long-term debt is summarized as follows:

	June 30, 2012	December 31, 2011
Credit facility, at Libor USD + 2.50% to 3.50%	$459,756	$483,612
Less current instalments of long-term debt	(47,000)	(46,000)

	$412,756	$437,612

Based on (i) management’s reasonable estimate of cash flows from July 1, 2012 and (ii) the Leverage Ratio being at or below 75% at the next scheduled test date of November 30, 2012, the estimated repayments in each of the relevant periods are as follows:

Year ending June 30,
2013	$47,000
2014	40,000
2015	40,000
2016	40,000
2017	292,756

$459,756

The amount of excess cash generated may vary significantly from management’s estimates and consequently the repayment profile of outstanding debt may be significantly different from that presented. Further, the Leverage Ratio may not be at or below 75% as at November 30, 2012 in which case, assuming a continuation of the current waiver, quarterly prepayments will continue to be based on free cash in excess of $20,000 at the measurement dates.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

7.	Related Party Transactions

CMA CGM is presented as a related party as it was, until the merger referred to in Note 1, the parent company of Global Ship Lease, Inc. and at June 30, 2012 is a significant shareholder of the Company, owning Class A and Class B common shares representing a 45% voting interest in the Company.

Amounts due to and from CMA CGM companies are summarized as follows:

	June 30, 2012	December 31, 2011
Current account (below)	$4,838	$2,597

Amounts due to CMA CGM companies presented within liabilities	$4,838	$2,597

Current account (below)	$13,759	$13,911

Amounts due from CMA CGM companies presented within assets	$13,759	$13,911

CMA CGM charters all of the Company’s vessels and one of its subsidiaries provides the Company with ship management services. The current account balances at June 30, 2012 and December 31, 2011 relate to amounts payable to or recoverable from CMA CGM group companies.

CMA CGM holds all of the Series A preferred shares of the Company. During the three months to June 30, 2012, the Company incurred costs in respect of dividends on these preferred shares of $301 (2011: $277) and during the six months to June 30, 2012 the Company incurred costs in respect of dividends on these preferred shares of $602 (2011: $553).

Time Charter Agreements

All of the Company’s vessels are time chartered to CMA CGM. Under each of the time charters, hire is payable in advance and the daily rate is fixed for the duration of the charter. The charters are for remaining periods as at June 30, 2012 of between 0.50 and 13.50 years (see notes 2(a) and 13). All the $1,124,434 future charter hire receivable for the fleet set out in note 8 relates to the 17 vessels currently chartered to CMA CGM, taking into account the new charters referred to in notes 2(a) and 13.

Ship Management Agreements

The Company outsources day to day technical management of its 17 vessels to a ship manager, CMA Ships Limited, a wholly owned subsidiary of CMA CGM. The Company pays CMA Ships Limited an annual management fee of $114 per vessel and reimburses costs incurred on its behalf, mainly being for the provision of crew, lubricating oils and routine maintenance. Such reimbursement is subject to a cap of between $5.4 and $8.8 per day per vessel depending on the vessel. The impact of the cap is determined quarterly and for the fleet as a whole. Ship management fees expensed for the three months and six months ended June 30, 2012 amounted to $484 (2011: $484) and $969 (2011: $969) respectively.

Except for transactions with CMA CGM companies, the Company did not enter into any other related party transactions.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

8.	Commitments and Contingencies

Charter Hire Receivable

The Company has entered into long term time charters for its vessels. The charter hire is fixed for the duration of the charter. The charters for the vessels were originally for periods of between five and 17 years and the maximum future annual charter hire receivable for the fleet of 17 vessels, taking into account the new charters referred to in notes 2(a) and 13, as at June 30, 2012 is as follows:

Year ending June 30,	Fleet as at June 30, 2012
2013	145,440
2014	135,952
2015	135,952
2016	136,324
2017	121,272
Thereafter	449,494

$1,124,434

9.	Share Capital

At June 30, 2012 the Company had two classes of common shares. The rights of holders of Class B common shares are identical to those of holders of Class A common shares, except that the dividend rights of holders of Class B common shares are subordinated to those of holders of Class A common shares until certain financial conditions, mainly relating to the record of dividend payments, have been met when the Class B common shares would convert to Class A common shares on a one-for-one basis. The financial conditions have not yet been met and accordingly the conversion has not taken place.

Restricted stock units are granted periodically to the Directors and management, under the Company’s 2008 Equity Incentive Plan, as part of their compensation arrangements (see note 11).

The Series A preferred shares rank senior to the common shares and are mandatorily redeemable in 12 quarterly instalments commencing August 31, 2016. They are classified as a long-term liability. The dividend that preferred shareholders are entitled to is presented as part of interest expense.

There are 6,188,088 Class A Warrants outstanding which expire on September 1, 2013 and give the holders the right to purchase one Class A common share at a price of $9.25.

As at June 30, 2012, total proceeds received in 2008 from the exercise of Public Warrants prior to their expiry in August 2010 were $3,027 (December 31, 2011: $3,027). These funds are to be used only to redeem the Series A preferred shares, with a minimum redemption amount of $5,000. As this threshold has not been reached, none of the preferred shares have been redeemed and the funds are classified as restricted cash in the balance sheet.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

10.	Interest Rate Derivatives and Fair Value Measurements

The Company is exposed to the impact of interest rate changes on its variable rate debt. Accordingly, the Company has entered into interest rate swap agreements to manage the exposure to interest rate variability. As of June 30, 2012 a total of $580,000 of debt was swapped into fixed rate debt at a weighted average rate of 3.59%. None of the Company’s interest rate agreements qualify for hedge accounting and therefore the net changes in the fair value of the interest rate derivative assets and liabilities at each reporting period are reflected in the current period operations as unrealized gains and losses on derivatives. Cash flows related to interest rate derivatives (initial payments for the derivatives and periodic cash settlements) are included within cash flows from investing activities in the consolidated statement of cash flows.

Realized gains or losses from interest rate derivatives are recognized in the consolidated statement of income. In addition, the interest rate derivatives are “marked to market” at each reporting period end and are recorded at fair values. This generates unrealized gains or losses. The unrealized gain on interest rate derivatives for the three months ended June 30, 2012 was $907 (2011: $3,802 loss). The unrealised gain on interest rate derivatives for the six months ended June 30, 2012 was $3,583 (2011: $1,160 gain).

Derivative instruments held by the Company are categorized as level 2 in the fair value hierarchy. As at June 30, 2012, these derivatives represented a liability of $41,733 (December 31, 2011: $45,315).

11.	Share-Based Compensation

Share based awards are summarized as follows:

	Restricted Stock Units
	Number of Units		Weighted Average Fair Value on Grant date	Actual Fair Value on Vesting date
	Management	Directors
Un-Vested as at January 1, 2011	260,000	58,511	$4.23	n/a
Vested in January 2011	—	(58,511)	1.88	5.04
Granted on March 17, 2011	15,000	17,886	6.15	n/a
Vested in September 2011	(206,250)	—	4.84	2.35
Granted on September 2, 2011	150,000	—	3.07	n/a
Vested in October 2011	(68,750)	—	4.84	1.96

Un-Vested as at December 31, 2011	150,000	17,886	$3.40	n/a
Vested in January 2012	—	(17,886)	6.15	1.75
Granted on March 13, 2012	75,000	32,070	3.43	n/a

Un-Vested as at June 30, 2012	225,000	32,070	$3.22	n/a

Using the graded vesting method of expensing the restricted stock unit grants, the calculated weighted average fair value of the stock units is recognized as compensation cost in the consolidated statement of income over the vesting period. During the three months and six months ended June 30, 2012, the Company recognized a total of $134 (2011: $175) and $247 (2011: $311) share based compensation costs respectively. As at June 30, 2012, there was a total of $473 unrecognized compensation cost relating to the above share based awards (December 31, 2011: $352). The remaining cost is expected to be recognized over a period of 27 months.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

11.	Share-Based Compensation (continued)

The restricted stock units granted to three members of management on August 14, 2008 were to vest over a period of three years; one third on the first anniversary of the merger, one third on the second anniversary and one third on the third anniversary. The vesting dates were amended and a total of 260,000 vested annually during September and October of 2009, 2010 and 2011.

The restricted stock units granted to Directors on March 1, 2010 vested in January 2011. The restricted stock units granted to Directors on March 17, 2011 vested in January 2012. The restricted stock units granted to Directors on March 13, 2012 will vest in January 2013.

Restricted stock units granted to one member of management on March 17, 2011 vested during September and October 2011. The restricted stock units granted to four members of management on September 2, 2011 were to vest over two years; half during September and October 2012 and the remaining half during September and October 2013. In March 2012, these grants were amended and restated to provide that vesting would occur only when the individual leaves employment, for whatever reason, provided that this is after September 30, 2012 in respect of half of the grant and after September 30, 2013 for the other half of the grant. The restricted stock units granted to management on March 13, 2012 are expected to vest when the individual leaves employment, provided that this is after September 30, 2014 and is not as a result of resignation or termination for cause.

12.	Earnings per Share

Basic earnings per common share is presented under the two-class method and is computed by dividing the earnings applicable to common stockholders by the weighted average number of common shares outstanding for the period.

Under the two class method, net income, if any, is first reduced by the amount of dividends declared in respect of common shares for the current period, if any, and the remaining earnings are allocated to common shares and participating securities to the extent that each security can share the earnings assuming all earnings for the period are distributed. For the three months and six months ended June 30, 2012, no dividend was declared (2011: nil dividends). The Class B common shareholders’ dividend rights are subordinated to those of holders of Class A common shares. Net income for the relevant period is allocated based on the contractual rights of each class of security and as there was insufficient net income to allow any dividend on the Class B common shares no earnings were allocated to Class B common shares.

Losses are only allocated to participating securities in a period of net loss if, based on the contractual terms, the relevant common shareholders have an obligation to participate in such losses. No such obligation exists for Class B common shareholders and, accordingly, losses would only be allocated to the Class A common shareholders.

At June 30, 2012, there were 6,188,088 Class A Warrants to purchase Class A common shares at an exercise price of $9.25 outstanding which are due to expire on September 1, 2013. In addition, there were 257,070 restricted stock units granted and unvested as part of management’s equity incentive plan and as part of the Directors’ compensation for 2012. As of June 30, 2012 only Class A and B common shares are participating securities.

For the three months and six months ended June 30, 2012, the diluted weighted average number of shares includes the incremental effect of outstanding stock based incentive awards but excludes the effect of outstanding warrants as these were antidilutive. For the three and six months ended June 30, 2011, the diluted weighted average number of Class A common shares outstanding is the same as the basic weighted average number of shares outstanding. The diluted weighted average number of shares excludes the outstanding restricted stock units and the outstanding warrants as these would have had an antidilutive effect.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except per share data)

12.	Earnings per Share (continued)

(In thousands, except share data)	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Class A common shares
Weighted average number of common shares outstanding (B)	47,481,864	47,188,978	47,481,667	47,187,685
Dilutive effect of share-based awards	117,895	—	55,574	—

Common shares and common share equivalents (F)	47,599,759	47,188,978	47,537,241	47,187,685

Class B common shares
Weighted average number of common shares outstanding (D)	7,405,956	7,405,956	7,405,956	7,405,596
Dilutive effect of share-based awards	—	—	—	—

Common shares (H)	7,405,956	7,405,956	7,405,956	7,405,956

Basic Earnings per Share
Net income (loss) available to shareholders	7,514	(11,693)	15,464	(854)
Available to:
- Class A shareholders for period	7,514	(11,693)	15,464	(854)
- Class A shareholders for arrears	—	—	—	—
- Class B shareholders for period	—	—	—	—
- allocate pro-rata between Class A and B	—	—	—	—
Net income (loss) available for Class A (A)	7,514	(11,693)	15,464	(854)
Net income (loss) available for Class B (C)	—	—	—	—
Basic Earnings per share:
Class A (A/B)	$0.16	$(0.25)	$0.33	$(0.02)
Class B (C/D)	—	—	—	—
Diluted Earnings per Share
Net income (loss) available to shareholders	7,514	(11,693)	15,464	(854)
Available to:
- Class A shareholders for period	7,514	(11,693)	15,464	(854)
- Class A shareholders for arrears	—	—	—	—
- Class B shareholders for period	—	—	—	—
- allocate pro rata between Class A and B	—	—	—	—
Net income (loss) available for Class A (E)	7,514	(11,693)	15,464	(854)
Net income (loss) available for Class B (G)	—	—	—	—
Diluted Earnings per share:
Class A (E/F)	$0.16	$(0.25)	$0.33	$(0.02)
Class B (G/H)	—	—	—	—

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except per share data)

13.	Subsequent Events

On July 23, 2012 the Company announced it has signed new time charters with CMA CGM for two 4,113 TEU containerships, the Ville d’Aquarius and the Ville d’Orion. The vessels will be chartered to May 23, 2013 plus or minus 22 days at charterer’s option at a rate of $9.962 per vessel per day, commencing upon expiration of the current time charters on September 20 and 21, 2012, respectively.

The time charters for the Ville d’Aquarius and the Ville d’Orion were executed under an agreement entered into with CMA CGM, which provided the Company with the option to obligate CMA CGM to charter the vessels at an index-linked rate, with a floor of $8.5 per day. As part of this agreement, the Company accelerated the redemption of 63 Series A Preferred Shares of $48 each from CMA CGM for $3,024. The redemption was funded by restricted cash, which could only be used for this purpose, being the proceeds from the exercise of warrants in 2008. These 63 Preferred Shares were originally scheduled for redemption on August 31, 2016.